

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 20, 2007

<u>Via Mail and Fax</u>

Dennis L. Rediker
President and Chief Executive Officer
The Standard Register Company
600 Albany Street
Dayton, OH 45408

> **RE:** **The Standard Register Company**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 001-11699**

Dear Mr. Rediker:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Reports of Independent Registered Public Accounting Firm, pages 34 and 35

1. Please ensure that the signature of the firm is included.

Notes to Consolidated Financial Statements, page 41
Note 1 – Summary of Significant Accounting Policies, page 41
Long-Lived Assets, page 42

2. Please include the disclosures specified in paragraph 22 of SFAS 143 as appropriate in regard to asset retirement obligations recorded. Also, disclose where such obligations are reported for each balance sheet presented.

Software Development Costs, page 42

3. Since you sell software products to your customers, it appears that some of your software development costs should be accounted for under SFAS 86. However, your accounting policy only makes reference to costs being accounted for under SOP 98-1. Accordingly, for each period presented, please tell us the amount of costs that were capitalized by software project and describe for us the underlying project. Additionally, provide us with an analysis that supports your capitalization.

4. In addition, please disclose (a) the information required by paragraphs 11 and 12 of SFAS 86, (b) the location in your financial statements where software costs are capitalized, and (c) the associated useful life. For further transparency, disclose the most significant programs for which software costs are capitalized both under SOP 98-1 and SFAS 86, and the associated amounts at the latest balance sheet date presented.

Revenue Recognition, page 42
Service Revenue, page 43

5. Please explain to us your revenue recognition specific to membership fees and why you believe such treatment is appropriate. Tell us the amount of membership fee revenue recognized in each of the last three fiscal years and the significant terms and conditions (for example, membership period, refund policy, etc.) and customer benefits associated with membership fee arrangements.

Software Revenue, page 43

6. Please explain to us in detail, and disclose, how you recognize revenue for each different type of software arrangement and the reason your accounting is appropriate. Refer to SOPs 97-2, 98-9, and 81-1.

7. Additionally, explain to us in detail the specific terms associated with the maintenance agreements, describe to us the types of services that are provided under the maintenance agreements, and explain to us how the amount of revenue allocated to the maintenance agreements is in accordance with paragraphs 10, 56, & 57 of SOP 97-2.

8. With regard to the professional services you provide, please tell us whether this service element is accounted for separately from the software as the services are performed and provide us a full analysis to support your accounting. Refer to paragraphs 63 – 71 of SOP 97-2.

9. Further, please tell us whether there was any unbilled accounts receivable recorded for any of your revenue arrangements at the balance sheet dates presented and the amounts of such. Describe for us the types of contracts underlying any of the unbilled accounts receivable and the reason for unbilled amounts.

Revenue Arrangements with Multiple Deliverables, page 43

10. Please tell us and disclose the nature of the arrangements containing multiple deliverables and associated significant performance, cancellation, termination and refund provisions. Tell us and disclose the separate elements associated with the multiple deliverable arrangements and the related accounting units to which they apply. Also, tell us and disclose the effect of the terms and conditions of the arrangements in establishing accounting units and how revenue is allocated to delivered and undelivered elements.

Note 7 – Other Current Liabilities, page 51

11. Please tell us if other current liabilities include any individual amounts in excess of five percent of total current liabilities, and if so, separately disclose such amounts pursuant to Rule 5-02.20 of Regulation S-X.

Note 12 – Share-Based Compensation, page 54

12. Please disclose the information specified in paragraph A240(h) of FAS 123R for nonvested stock option awards.

Note 15 – Segment Reporting, page 63

13. Please disclose product and service information pursuant to paragraph 37 of FAS 131.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

 You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Craig J. Brown, Senior Vice President, Treasurer, and Chief Financial Officer